United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale pays first tranche of the 2010 dividend
Rio de Janeiro, April 14, 2010 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2010 dividend to shareholders amounting to US$ 1,25 billion (R$ 2,198,000,000.00), equivalent to US$ 0.239797835 (R$ 0.421660513) per outstanding common or preferred share, to be made from April 30 onwards.
Vale’s Executive Board proposal for the dividend to be paid to its shareholders in 2010, publicly disclosed on January 26, 2010, established a minimum amount for the year of US$ 2.5 billion, equivalent to US$ 0.479595670 per outstanding common or preferred share, to be paid in two installments, on April 30 and October 29, 2010. The dividend was proposed in accordance with Vale ´s dividend policy.
Form of payment
The first dividend installment will be made as follows:
1.	Distribution of R$ 2,198,000,000.00 equivalent to R$ 0.421660513 per outstanding common or preferred share, in the form of interest on capital.
The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 13, 2010, of R$ 1.7584 per US dollar, as announced on January 26, 2010.
2.	The payment will be made as from April 30, 2010. A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with prevailing tax code in Brazil.

3.
The record date for Vale shares traded on the BM&F Bovespa is April 14, 2010. For Vale’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange —NYSE and Euronext Paris the record date will be April 19, 2010. All shareholders on these respective record dates will have the right to the dividend payment.

4.	Vale shares will start trading ex-dividend at BM&F Bovespa, NYSE and Euronext Paris in April 15, 2010.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
HELD ON APRIL 14, 2010
On April 14, 2010, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa (Chairman), Jorge Luiz Pacheco, José Ricardo Sasseron, Sandro Kohler Marcondes and Renato da Cruz Gomes, directors and Messrs. Wanderlei Viçoso Fagundes, Hajime Tonoki and Paulo Sérgio Moreira da Fonseca, alternates, met at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “3.1.1 PAYMENT OF THE FIRST INSTALLMENT OF VALE’S SHAREHOLDERS DIVIDEND — In compliance with Vale Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 26, 2010, the Board of Directors approved the payment of the first installment of the shareholder’s remuneration, from April 30, 2010 on, in the total amount of R$2.198.000.000,00, which represents the profits of the fiscal year ended December 31, 2009. The total approved amount will be paid as of interest on shareholders equity, equivalent to R$0,421660513 per outstanding common or preferred shares issued by Vale, and is subject to withholding income tax at the current applicable rate. All the holders, which on April 14, 2010, have shares issued by Vale and all the holders, of American Depositary Receipts issued by Vale on April 19, 2010, shall be entitled to receive such payment.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, April 14, 2010.
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 14, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations